UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Aptose Biosciences Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03835T200

(CUSIP Number)

Tony Koh

Hanmi Pharmaceutical Co., Ltd.

14 Wiryeseong-Daero, Songpa-Gu

Seoul, Republic of Korea, 05545

+82 (2) 410 0436

with a copy to:

Robert F. Gray, Jr.
Mayer Brown LLP
700 Louisiana Street

Suite 3400

Houston, Texas

(713) 238 3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 03835T200

1	NAME OF REPORTING PERSON. Hanmi Pharmaceutical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 884,152 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 884,152 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,152 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 12.07%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on a total of 7,325,978 shares of the Issuer issued and outstanding on a non-diluted basis.

Item 1 Security and Issuer

This Schedule 13D relates to the Common Stock, no par value (the “Shares”) of Aptose Biosciences Inc. (the “Issuer”). The address of the Issuer’s principal executive office is 251 Consumers Road, Suite 1105 Toronto, Ontario M2J 4R3, Canada.

Item 2 Identity and Background

Name	Address of Principal Office	Principal Business	Jurisdiction of Organization
Hanmi Pharmaceutical Co., Ltd.	14 Wiryeseong-Daero, Songpa-Gu Seoul, Republic of Korea, 05545	Pharmaceutical Manufacturing	Republic of Korea

The Reporting Person has not during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On September 6, 2023, the Reporting Person purchased 668,449 Shares (the “Acquired Shares”) at a price of $4.488 USD per share, for aggregate consideration of $3,000,000 pursuant to the Subscription Agreement, dated September 6, 2023, between the Issuer and the Reporting Person (the “Subscription Agreement”).

The funds for the purchase of such Acquired Shares were obtained from the Reporting Person’s general working capital.

Item 4. Purpose of Transaction

The Reporting Person acquired the Acquired Shares for investment purposes. Depending on market and other conditions, the Reporting Person may increase or decrease its beneficial ownership, control or direction over the Acquired Shares of the Issuer through market transactions, private agreements, treasury issuances, exercise of options, convertible securities or otherwise, in each case as investment conditions warrant.

Under the Subscription Agreement, the Reporting Person has agreed to acquire up to an additional $4,000,000 in aggregate value of Shares on the achievement of certain milestones and provided that in no event will the Reporting Person acquire more than 19.9% of the Shares at the closing of such acquisition, subject to terms and conditions customary for a transaction of this nature.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5 Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Person with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Shares of the Issuer are incorporated herein by reference.

The response of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover page of this Schedule 13D that relate to the number of Shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions with respect to the Shares of the Issuer during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information furnished in Item 3 and Item 4 of this Schedule 13D that relates to the Subscription Agreement is incorporated into this Item 6 by reference.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or, to the best of their knowledge, any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7 Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Subscription Agreement, dated as of September 6, 2023, by and between the Reporting Person and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2023

Hanmi Pharmaceutical Co., Ltd.

/s/ Tony Koh
Tony Koh
Head of Global Business Development